Schedule 5(c)

The following transactions were open market sales effected by MWM PIC, LLC from May 26, 2026 through June 29, 2026, inclusive:

Date	Number of Shares Sold	Weighted Average Price(1)	Price Range
5/26/2026	200,000	$9.47	$9.46 - $9.51
5/27/2026	9,536	$9.49	$9.49 - $9.51
5/29/2026	111,013	$9.40	$9.39 - $9.44
6/11/2026	100,362	$9.55	$9.55 - $9.57
6/12/2026	150,000	$9.41	$9.41
6/18/2026	500,000	$9.19	$9.16 - $9.22
6/22/2026	400,000	$9.15	$9.14 - $9.19
6/23/2026	400,000	$9.15	$9.13 - $9.16
6/24/2026	400,000	$9.17	$9.14 - $9.23
6/26/2026	200,000	$8.98	$8.92 - $9.04
6/29/2026	500,000	$8.89	$8.88 - $8.95

(1) Unless otherwise indicated, these shares were purchased in multiple transactions at the price ranges set forth in the column labeled “Price Range.” MWM PIC, LLC undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.